SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____)*

                       ZANART ENTERTAINMENT INCORPORATED
                               (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                        (Title of Class of Securities)

                                  989004-403
                                (Cusip Number)

      RICHARD C. PFENNIGER, JR., 4400 BISCAYNE BOULEVARD, MIAMI, FL 33137
                                 (305) 575-6000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     ------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                           Exhibit Index on Page 10

CUSIP NO. 989004-403                              13D         PAGE 2 OF 39 PAGES

- --------------------------------------------------------------------------------
1       NAME OF REPORTING
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        PHILLIP FROST, M.D.

        SS# ###-##-####
- --------------------------------------------------------------------------------
2       Check the appropriate Box if a Member of a Group                 (a) [X]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
- --------------------------------------------------------------------------------
NUMBER OF            7      SOLE VOTING POWER
SHARES                            0
BENEFI-             ------------------------------------------------------------
CIALLY               8      SHARED VOTING POWER
OWNED BY                          533,333
EACH                ------------------------------------------------------------
REPORTING            9      SOLE DISPOSITIVE POWER
PERSON                            0
WITH                ------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                  533,333
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        533,333
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.92%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
- --------------------------------------------------------------------------------

CUSIP NO. 989004-403                              13D         PAGE 3 OF 39 PAGES

- --------------------------------------------------------------------------------
1       NAME OF REPORTING
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FROST-NEVADA, LIMITED PARTNERSHIP

        IRS I.D. #59-2749083
- --------------------------------------------------------------------------------
2       Check the appropriate Box if a Member of a Group                 (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        NEVADA
- --------------------------------------------------------------------------------
NUMBER OF            7      SOLE VOTING POWER
SHARES                            0
BENEFI-             ------------------------------------------------------------
CIALLY               8      SHARED VOTING POWER
OWNED BY                          533,333
EACH                ------------------------------------------------------------
REPORTING            9      SOLE DISPOSITIVE POWER
PERSON                            0
WITH                ------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                  533,333
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        533,333
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.92%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
- --------------------------------------------------------------------------------

CUSIP NO. 989004-403                              13D         PAGE 4 OF 39 PAGES

- --------------------------------------------------------------------------------
1       NAME OF REPORTING
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        FROST-NEVADA CORPORATION

        IRS I.D. #59-2749057
- --------------------------------------------------------------------------------
2       Check the appropriate Box if a Member of a Group                 (a) [X]
                                                                         (b) [ ]
- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        NEVADA
- --------------------------------------------------------------------------------
NUMBER OF            7      SOLE VOTING POWER
SHARES                            0
BENEFI-             ------------------------------------------------------------
CIALLY               8      SHARED VOTING POWER
OWNED BY                          533,333
EACH                ------------------------------------------------------------
REPORTING            9      SOLE DISPOSITIVE POWER
PERSON                            0
WITH                ------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                  533,333
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        533,333
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.92%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
- --------------------------------------------------------------------------------

Item 1. SECURITY AND ISSUER

            This Schedule 13D relates to the Common Stock, $.0001 par value (the "Shares") of Zanart Entertainment Incorporated (the "Issuer"). The principal executive offices of the Issuer are located at 7641 Burnet Avenue, Van Nuys, California, 91405.

Item 2. IDENTITY AND BACKGROUND.

            This Schedule 13D is being filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons"). Information regarding each of the Reporting Persons is set forth below.

            Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

            The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

            Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder, a director and an officer of Frost-Nevada Corporation. Neil Flanzraich is a director and an officer of Frost-Nevada Corporation. Neil Flanzraich's present principal occupation is as an attorney with the law firm of Heller, Ehrman, White & McAuliffe. Mr. Flanzraich's principal business address is 525 University Avenue, Palo Alto, California 94301-1900.

            To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Flanzraich has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Each of Dr. Frost and Mr. Flanzraich is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate purchase price of Shares of the Issuer purchased by the Partnership reported in this Schedule 13D, was $100,050. The source of funds used by the Partnership in making these purchases was working capital of the Partnership. No portion of the consideration used by the Partnership in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4. PURPOSE OF TRANSACTION.

            The Shares were acquired by one or more of the Reporting Persons as an investment. The Reporting Persons intend to monitor their investment in the Shares on a continuing basis. The Reporting Persons may acquire additional Shares (subject to availability of Shares of prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of actions that the Reporting Persons or the Issuer pursue, market conditions and other factors.

            On August 9, 1996, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Continucare Corporation ("Continucare"). Pursuant to the Merger Agreement, a wholly-owned subsidiary of the Issuer will merge with and into Continucare (the "Merger") and each issued and outstanding share of Continucare Common Stock (which, as a condition to closing, will not exceed 8,300,000 shares) will be converted into the right to receive one Share of the Issuer. Thereafter, the present shareholders of Continucare will own a majority of the issued and outstanding Shares of the Issuer and will, therefore, be able to control the election of the Board of Directors of the Issuer. The present business of the Issuer will be sold or discontinued within three months after the effective date of the Merger. Immediately upon the effectiveness of the Merger, the present members of the Board of Directors will be required to resign and will be replaced by seven directors to be appointed by Continucare.

            Pursuant to the Merger Agreement, Dr. Frost will become the Vice Chairman of the Board of Directors of the Issuer after the effectiveness of the Merger. Additionally, the Partnership is the record owner of 1,000,000 shares of Continucare Common Stock, representing approximately 12% of Continucare's issued and outstanding capital stock. Upon the effectiveness of the Merger, the Partnership will beneficially own 1,533,333 Shares of the Issuer, representing approximately 13.38% of the Issuer's outstanding Shares after the effectiveness of the Merger.

            The consummation of the Merger is subject to various conditions as set forth in the Merger Agreement.

            The foregoing description of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the Merger Agreement attached hereto as Exhibit 5 and incorporated herein by reference.

            Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as otherwise stated herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is amended in its entirety and restated as follows:

                              AMOUNT OF SHARES              PERCENTAGE
      NAME                    BENEFICIALLY OWNED            OF CLASS*
      ----                    ------------------            ----------
Phillip Frost, M.D.           533,333 **                    16.92%

Frost-Nevada Corporation      533,333 **                    16.92%

Frost-Nevada, Limited         533,333 **                    16.92%
Partnership

- ----------------------------
* Based on 3,152,983 Shares consisting of 2,902,983 Shares outstanding as of August 22, 1996, as reported on the Issuer's Schedule 14C Information Statement, dated August 27, 1996, and assumes the conversion by the Partnership of warrants to purchase 250,000 Shares. The number of Shares and warrants noted here have been restated to reflect the effects of a 1-for-2 reverse stock split effected by the Issuer on December 31, 1994.

** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them.

            Except as described herein under Items 4 and 6, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as described herein, none of the Reporting Persons is currently a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

            On February 9, 1994, the Issuer granted the Partnership warrants to purchase 250,000 shares at $4.00 per Share as adjusted to reflect a 1-for-2 reverse stock split effected by the Issuer on December 31, 1994, which expire on February 8, 1999. These warrants were issued to the Partnership in connection with a $500,000 loan made by the Partnership to the Issuer. The loan was repaid in May 1995.

            On August 9, 1996, the Issuer entered into the Merger Agreement pursuant to which a subsidiary of the Issuer will merge with and into Continucare. Pursuant to the Merger Agreement, Dr. Frost will, upon the effectiveness of the Merger, become the Vice Chairman of the Board of Directors of the Issuer and the Partnership will acquire additional shares of the Issuer by virtue of the conversion of its shares in Continucare into Shares of the Issuer.

            Pursuant to the Merger Agreement, the Issuer has also agreed to file, after the effective date of the Merger, a Registration Statement on Form S-3 or other appropriate form providing for the sale (i) by the holders of Shares of the Issuer received upon the exercise of all outstanding options and warrants to acquire Shares of the Issuer (including the warrants currently held by the Partnership) and (ii) by the shareholders of Continucare of the 8,300,000 Shares of the Issuer to be received in connection with, and as consideration for, the Merger (including the 1,000,000 Shares to be received by the Partnership in the Merger).

            See the description of the Merger provided in Item 4 above and the copy of the Merger Agreement attached hereto as Exhibit 5.

            The descriptions of the warrants contained herein is not intended to be complete and is qualified in its entirety by reference to the warrant agreement attached hereto as Exhibit 4 and incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

            1.    Joint Filing Agreement.

            2. Power of Attorney granted to Phillip Frost, M.D. by Neil Flanzraich.

            3. Second Amended and Restated Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.

            4. Warrant to Purchase Common Stock of Zanart Entertainment Incorporated (f/k/a Zanart Publishing Incorporated) issued February 9, 1994.

            5. Agreement and Plan of Merger, dated August 9, 1996, by and among Continucare Corporation, Zanart Entertainment Incorporated and Zanart Subsidiary, Inc. (incorporated by reference to Zanart Entertainment Incorporated's Current Report on Form 8-K, dated August 9, 1996).

                                  SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                          /s/ PHILLIP FROST, M.D.
                                          --------------------------------------
Date: September 6, 1996                   Phillip Frost, M.D.


                                          FROST-NEVADA, LIMITED
                                          PARTNERSHIP

                                          *
                                          --------------------------------------
Date: September 6, 1996                   Neil Flanzraich
                                          President of Frost-Nevada Corporation,
                                          General Partner

                                          FROST-NEVADA CORPORATION

                                          *
                                          --------------------------------------
Date: September 6, 1996                   Neil Flanzraich
                                          President

*By /s/ PHILLIP FROST, M.D.
- --------------------------------------
       Phillip Frost, M.D.
       (Attorney-in-fact pursuant
       to Power of Attorney)

                                 EXHIBIT INDEX

EXHIBIT     DESCRIPTION                                         PAGE
- -------     -----------                                         ----

1           Joint Filing Agreement.

2           Power of Attorney granted to Phillip Frost, M.D. by Neil Flanzraich.

3 Second Amended and Restated Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.

4 Warrant to Purchase Common Stock of Zanart Entertainment Incorporated (f/k/a Zanart Publishing Incorporated issued February 9, 1994.

5 Agreement and Plan of Merger, dated August 9, 1996, by and among Continucare Corporation, Zanart Entertainment Incorporated and Zanart Subsidiary, Inc. (incorporated by reference to Zanart Entertainment Incorporated's Current Report on Form 8-K, dated August 9, 1996).